EXHIBIT 99.1

HEXO Reports First Quarter 2022 Results and Launches New Strategic Plan, “The Path Forward” to Solidify its Position as Canada’s Leading Cannabis Company

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dates May 11, 2021, to its short form base shelf prospectus dated May 7, 2021, and amended and restated on May 25, 2021.

All amounts are expressed in Canadian dollars unless otherwise noted.

  HEXO reports $50.2 million in total net revenue for Q1’22, an increase of 29% compared to the fiscal quarter ended July 31, 2021 (Q4’21)
  Maintains #1 Market Share position in Canada1
  Announces new strategic plan, “The Path Forward” to strengthen its balance sheet and accelerate its transformation to become a cash flow positive company within the next four quarters.

____________
1 Based on Headset data for the quarter of August to October 2021

GATINEAU, Quebec, Dec. 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”), a leading producer of high-quality cannabis products, today reported its financial results for the fiscal quarter ended October 31, 2021 (Q1’22), and announced “The Path Forward”, a new strategic plan to solidify itself as Canada’s leading cannabis company and position it to capitalize on international opportunities. The plan utilizes HEXO’s current assets, including its recent acquisitions and unique capabilities to drive accelerated growth and become cash flow positive within the next four quarters. This plan is underpinned by actions to strengthen its balance sheet, its executive team and its corporate governance.

Q1 2022 Highlights

  Total net revenue increased 29% to $50.2 million from $38.7 million in Q4’21, and up 70% from the comparative quarter of fiscal 2021.
  The Company closed its acquisitions of Redecan and 48North which contributed net revenues of $13.5 Million and $1.1 Million respectively during the two months ended October 31, 2022.
  The Company’s total non-beverage gross margin before adjustments increased to 28% from 25% in the previous quarter.
  Revising expected synergies from acquisitions to over $50M from previously reported $35M.
  Forecasting positive cash flow within the next four quarters based on incremental cash flow of $37.5 million in fiscal 2022 and an additional $135 million in 2023 for a total of $175 million over the two years.

“We are taking immediate steps through our new strategic plan, The Path Forward, to strengthen our capital position, improve operations, accelerate organic growth and complete our transformation to be cash flow positive from operations within the next four quarters,” said Scott Cooper, President & CEO, HEXO. “Having visited all our core sites, and in meeting with our employees and customers, I am more confident than ever in HEXO’s future and our ability to accelerate the creation of short and long-term value for shareholders.”

The Path to Growth: A Strengthened Balance Sheet

As part of its plan to ensure the Company has adequate capital to meet its requirements, it is taking immediate action to reduce the dilutive effect of its senior secured convertible note (“Convertible Note”). The Company is working with investment banks, as well as its current debt holder towards a holistic solution to reduce its debt overhang.

The Company is actively evaluating alternatives in a manner which maximizes shareholder value. HEXO continues to be actively engaged in positive, ongoing conversations with its senior secured note holder on potential restructuring options of the note. As of December 14, 2021, USD$118 million and USD$375 thousand of principal on the Convertible Note has been redeemed and converted, leaving USD$241.625 million of principal outstanding.

The Path to Renewal: Enhanced Leadership Team

The Company is making a series of executive changes to strengthen its focus on products, operations, and profitability. These decisions reflect HEXO’s vision for building a best-in-class consumer packaged goods company that is on the path toward stable, long-term growth.

HEXO is bolstering its focus on products by appointing Jackie Fletcher as Vice-President, Science & Technology. This strategic appointment will allow HEXO to leverage the deep expertise and bench strength from the Redecan acquisition as well as the practical application they applied to R&D. Jackie will report directly to Scott Cooper.

Trent MacDonald will step down from his role as Chief Financial Officer, effective March 11, 2022. Trent will continue in his role until March 11, 2022, to ensure a smooth transition while the Company completes its search for a new CFO.

“On behalf of my HEXO colleagues and our Board of Directors, I want to thank Trent for his significant contributions to the evolution of the Company,” stated Scott Cooper, President and CEO, HEXO.

To further strengthen its corporate governance, the Company has appointed John Bell as the new Chair of the Board, effective immediately. John is currently Chairman of Stack Capital, Pure Jamaican Limited and a board member of Cure Pharmaceutical. He was also a member and Chair of the Board at Canopy Growth between 2014 and 2020. His tremendous experience will further position HEXO as the market-leader in Canada.

HEXO would like to thank Dr. Michael Munzar for his dedication to HEXO as Chair and for helping to guide HEXO as it grew from a start-up to market leader, as he steps down from the Board of Directors effective immediately.

The Path Forward

The Company also announced today its new transformative plan, The Path Forward, to solidify its position as the number one cannabis company in Canada, with the goal of becoming the first amongst its peers to be cash flow positive from operations.

The Path Forward is made up of five priorities:

  Reduce manufacturing and production costs;
  Streamline and simplify the organizational structure;
  Realize cost synergies from acquisitions and recent plant closures;
  Focus on revenue management, including more disciplined pricing; and
  Accelerate growth through organic market share gains and capture missed revenue opportunities, including improving our ability to align cultivation planning with market demand, reintroduce a focus on medical and strengthen our commercial capabilities and innovation pipeline.

These initiatives are expected to generate incremental cash flow of $37.5 million in fiscal 2022 and an additional $135 million in 2023 for a total of $175 million over the two years, split almost evenly between cost reductions within our control and revenue opportunities.

HEXO is also focused on delivering revenue growth and margin opportunities as it integrates its recent acquisitions of Redecan, Zenabis and 48North. The Company now expects to achieve over $50 million in synergies, significantly exceeding its initial target of $35 million. To date, the Company has achieved $25 million of run-rate synergies.

Transitory Expenses

To align with HEXO’s strategy to align operations and be more disciplined stewards of capital, the Company decided to review and assess capital intensive projects. As part of that assessment, management decided to halt the Keystone Isolation Technologies project indefinitely as of October 31, 2021, resulting in a one-time charge of $11.3 million. This decision, and the Company’s decision to review and assess capital intensive projects more generally, align with HEXO’s strategy to optimize operations. The Company also incurred impairment losses during the period:

  Impairment on property, plant and equipment – The Company has completed an assessment of a certain zone within its B9 facility which has been deemed redundant by management based on its new cultivation capacity.
  Impairment on investment in associate - On October 31, 2021, there existed indicators of impairment on the Company’s investment in Truss LP and as such management performed discounted cash flow valuation at October 31, 2021 which resulted in impairment to its recoverable amount. The historical carrying amount of the Truss LP investment included $42.3 million related to the fair value of warrants issued to Molson Canada as part of the initial investment in 2018. These warrants expired unexercised in October 2021.
  Acquisition and transactions costs - related to the recent acquisitions of Redecan, Zenabis and 48North amounted to $24.4 million;

Readers are referred to the “Operation Expenses” table below in this press release.

This quarter also include one-time charges related to inventory and the ending of operations at the Langley facility.

Financial Highlights
KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three months ended October 31, 2021, July 31, 2021 and October 31, 2020.

For the three months ended In 000's	October 31, 2021	July 31, 2021	October 31, 2020
	$	$	$
Revenue from sale of goods	69,497	53,022	41,300
Excise taxes	(19,535)	(14,365)	(11,887)
Net revenue from sale of goods	49,962	38,657	29,413
Ancillary revenue	226	103	55
Total revenue	50,188	38,760	29,468

Cost of goods sold	(82,985)	(37,261)	(17,544)
Gross loss before fair value adjustments	(32,797)	1,499	11,924

Fair value adjustments[1]	821	1,735	6,292
Gross profit/(loss)	(31,976)	3,234	18,214

Operating expenses	(123,133)	(63,116)	(20,776)
Loss from operations	(155,109)	(59,882)	(2,562)

Other expenses and losses	37,682	(9,630)	(1,635)
Loss and comprehensive loss before tax	(117,427)	(69,512)	(4,197)

Current and deferred tax	155	397	–
Other comprehensive income	364	1,156	–
Total Net loss and comprehensive loss	(116,908)	(67,959)	(4,197)

1 Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

Operating Expenses

For the three months ended In 000's	October 31, 2021	July 31, 2021	October 31, 2020
	$	$	$
General and administration	22,484	19,160	11,916
Marketing and promotion	6,223	3,665	2,082
Share-based compensation	3,824	827	2,930
Research and development	967	934	1,033
Depreciation of property, plant and equipment	2,057	1,728	1,078
Amortization of intangible assets	8,158	1,002	331
Restructuring costs	3,989	1,562	525
Impairment of property, plant and equipment	23,803	19,350	803
Impairment of investment in joint venture and associates	26,925	–	–
Loss/(gain) on disposal of property, plant and equipment	329	19	78
Acquisition transaction costs	24,374	14,869	–
Total	123,133	63,116	20,776

Cost of Sales & Gross Margin Before Adjustments

For the three months ended In 000's	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
October 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	35,983	668	6,041	4,111	46,803	3,159	49,962
Adjusted cost of sales	(27,938)	(276)	(2,148)	(3,128)	(33,490)	(3,780)	(37,270)
Gross profit before adjustments ($)	8,045	392	3,893	983	13,313	(621)	12,692
Gross margin before adjustments (%)	22%	59%	64%	24%	28%	(20%)	25%

July 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	24,557	198	6,810	1,899	33,464	5,193	38,657
Adjusted cost of sales	(21,090)	(116)	(2,306)	(1,492)	(25,004)	(3,496)	(28,500)
Gross profit before adjustments ($)	3,467	82	4,504	407	8,460	1,697	10,157
Gross margin before adjustments (%)	14%	41%	66%	21%	25%	33%	26%
October 31, 2020	$	$	$	$	$	$	$
Net revenue from the sale of goods	24,344	486	1,125	401	26,356	3,057	29,413
Adjusted cost of sales	(15,497)	(123)	(317)	(113)	(16,050)	(3,037)	(19,087)
Gross profit before adjustments ($)	8,847	363	808	288	10,306	20	10,326
Gross margin before adjustments (%)	36%	75%	72%	72%	39%	(1%)	35%

Conference Call

The Company will hold a conference call, December 14, 2021, to discuss these results. Scott Cooper, President & CEO, and Trent MacDonald, CFO, will host the call starting at 8:30 a.m. Eastern. Analysts' question and answer period will follow management's presentation.

Date: December 14, 2021
Time: 8:30 a.m. EST
Webcast: https://events.q4inc.com/attendee/218385178

For previous quarterly results and recent press releases, see hexocorp.com.

The following press release should be read in conjunction with the management’s discussion and analysis (“MD&A”) and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Readers should also refer to the “Forward-looking information & statements” legal advisory and the section regarding “Non-IFRS Measures” at the end of this press release. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

The following press release should be read in conjunction with the management’s discussion and analysis (“MD&A”) and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Readers should also refer to the the section regarding “Non-IFRS Measures” in the immediately following section of this press release. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

Non-IFRS Measures

In this press release, reference is made to gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the MD&A for the three months ended October 31, 2021, filed under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:

Investor Relations:
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com